SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 000-28990

HIGHWAY HOLDINGS LIMITED___

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

______New Territories, Hong Kong________

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Resignation of Director

On September 14, 2018, Shlomo Tamir submitted his letter of resignation from his position as a director of Highway Holdings Limited (the “Company”). Mr. Tamir resigned for personal reasons.

The Board of Directors of the Company has accepted Mr. Tamir’s resignation and thanks him for his service and contributions to the Company since his appointment in 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: September 21, 2018	By	/s/ROLAND W. KOHL

Roland W. Kohl
Chief Executive Officer